# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: 180 Degree Capital Corp., CIK 0000893739
CUSIP: 00687D101
Title of class of securities: Common Stock, par value $0.03
Address of issuer's principal executive offices: 7 N. WILLOW STREET, SUITE 4B, MONTCLAIR, New Jersey (NJ), 07042
Date of event which requires filing of this statement: 04/08/2025
Filed by CIK 0001786993
Persons authorized to receive notices and communications: James C. Elbaor, Marlton Partners, L.P., 1358 N. State Pkwy, Chicago, Illinois (IL), 60610, (214) 405-4141; Christopher P. Davis, Kleinberg, Kaplan, Wolff & Cohen, P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- Marlton Partners, L.P. (CIK 0001786993): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 152,090; sole dispositive power 0; shared dispositive power 152,090; aggregate amount beneficially owned 152,090 (1.5% of the class)
- Marlton, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 152,090; sole dispositive power 0; shared dispositive power 152,090; aggregate amount beneficially owned 152,090 (1.5% of the class)
- Elbaor James C. (CIK 0001701100): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 152,090; sole dispositive power 0; shared dispositive power 152,090; aggregate amount beneficially owned 152,090 (1.5% of the class)
- ATG Fund II LLC (CIK 0001940093): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 300,004; sole dispositive power 0; shared dispositive power 300,004; aggregate amount beneficially owned 300,004 (3% of the class)
- ATG Capital Management, LLC (CIK 0001940092): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 300,004; sole dispositive power 0; shared dispositive power 300,004; aggregate amount beneficially owned 300,004 (3% of the class)
- Gabriel D. Gliksberg (CIK 0002034212): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 49,542; shared voting power 300,004; sole dispositive power 49,542; shared dispositive power 300,004; aggregate amount beneficially owned 349,546 (3.5% of the class)
- Aaron T. Morris: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 10,670; shared voting power 0; sole dispositive power 10,670; shared dispositive power 0; aggregate amount beneficially owned 10,670 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.03
Name of issuer: 180 Degree Capital Corp.
Address of issuer's principal executive offices: 7 N. WILLOW STREET, SUITE 4B, MONTCLAIR, New Jersey (NJ), 07042

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of the following Reporting Persons (collectively, the "Reporting Persons"):
(i) Marlton Partners, L.P., a Delaware limited partnership ("Marlton Partners");
(ii) Marlton, LLC, a Delaware limited liability company ("Marlton"), the managing member of Marlton Partners;
(iii) James C. Elbaor (together with Marlton Partners and Marlton, the "Marlton Persons"), a United States citizen and the managing member of Marlton;
(iv) ATG Fund II LLC, a Delaware limited liability company ("ATG Fund II");
(v) ATG Capital Management, LLC, a Delaware limited liability company ("ATG Management"), the managing member of ATG Fund II;
(vi) Gabriel Gliksberg (together with ATG Fund II and ATG Management, the "ATG Persons"), a United States citizen, and the managing member of ATG Management; and
(vii) Aaron T. Morris, a United States citizen.

Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6 and filed as Exhibit 99.1 to this Schedule 13D. Accordingly, the Reporting Persons are hereby jointly filing this Schedule 13D.
Residence or business address: The business address of each of the Marlton Persons is 1210 North Astor Street 2B, Chicago, IL 60610. The business address of each of the ATG Persons is 16690 Collins Avenue, Suite #1103, Sunny Isles Beach, FL 33160. The business address of Mr. Morris is 4915 Mountain Road, Unit 4, Stowe, Vermont 05672.
Present principal occupation or employment: The principal business of Marlton Partners is investing in securities. The principal business of Marlton is serving as the investment manager of Marlton Partners. The principal occupation of Mr. Elbaor is serving as the managing member of Marlton Partners. The principal business of ATG Fund II is investing in securities. The principal business of ATG Management is to serve as the managing member of certain private investment funds, including ATG Fund II. The principal occupation of Mr. Gliksberg is serving as the managing member of ATG Management. The principal business of Mr. Morris is an attorney in private practice.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Marlton Partners, Marlton, ATG Fund II and ATG Management are organized under the laws of the State of Delaware. Messrs. Elbaor, Gliksberg and Morris are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares purchased by Marlton Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 152,090 Shares owned directly by Marlton Partners is approximately $562,886, excluding brokerage commissions.

The Shares purchased by ATG Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 300,004 Shares directly owned by ATG Fund II is approximately $993,855, including brokerage commissions.

The Shares directly owned by Mr. Gliksberg were purchased with personal funds of Mr. Gliksberg. The aggregate purchase price of the 49,542 Shares directly owned by Mr. Gliksberg is approximately $182,635, including brokerage commissions.

The Shares directly owned by Mr. Morris were purchased with personal funds of Mr. Morris. The aggregate purchase price of the 10,670 Shares directly owned by Mr. Morris is approximately $40,011, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 17, 2024, Marlton Partners delivered a letter to the Issuer, dated December 17, 2024, nominating Messrs. Elbaor, Gliksberg and Morris for election to the Issuer's Board of Directors (the "Board") at the Issuer's 2025 annual meeting of shareholders. The Issuer's 2024 annual meeting of shareholders was held on April 15, 2024. The Issuer's 2025 annual meeting of shareholders still has not been scheduled.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers, about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 10,000,141 Shares outstanding as of January 15, 2025, which is the total number of Shares outstanding as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 24, 2025.

As of the date hereof, Marlton Partners beneficially owned 152,090 Shares, constituting approximately 1.5% of the Shares outstanding.

As of the date hereof, Marlton, as the investment manager of Marlton Partners, may be deemed the beneficial owner of 152,090 Shares owned by Marlton Partners, constituting approximately 1.5% of the Shares outstanding.

As of the date hereof, Mr. Elbaor, as the managing member of Marlton, may be deemed the beneficial owner of 152,090 Shares owned by Marlton Partners, constituting approximately 1.5% of the Shares outstanding.

As of the date hereof, ATG Fund II beneficially owned 300,004 Shares, constituting approximately 3.0% of the Shares outstanding.

As of the date hereof, ATG Management, as the managing member of ATG Fund II, may be deemed the beneficial owner of 300,004 Shares owned by ATG Fund II, constituting approximately 3.0% of the Shares outstanding.

As of the date hereof, Mr. Gliksberg directly beneficially owned 49,542 Shares, constituting 0.5% of the Shares outstanding. Mr. Gliksberg, as the managing member of ATG Management, may be deemed the beneficial owner of 300,004 Shares owned by ATG Fund II which, together with the 49,542 Shares directly beneficially owned by him, constitutes an aggregate beneficial ownership of 349,547 Shares, constituting approximately 3.5% of the Shares outstanding.

As of the date hereof, Mr. Morris directly beneficially owned 10,670 Shares, constituting 0.1% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such group may be deemed to beneficially own the 512,306 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 5.1% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Marlton Partners, Marlton and Mr. Elbaor may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by Marlton Partners.

Each of ATG Fund II, ATG Management and Mr. Gliksberg may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by ATG Fund II.

Mr. Gliksberg has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Mr. Morris has the sole power to vote and dispose of the Shares directly beneficially owned by him.
Transactions in the class effected during the past sixty days: The transactions in the securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 17, 2024, the Reporting Persons entered into a Group Agreement (the "Group Agreement") pursuant to which the parties agreed, among others things, (i) to form a group with respect to coordinating their activities with respect to the Issuer and its securities, (ii) to separately or jointly file Schedule(s) 13D and any amendments thereto with respect to the securities of the Issuer to the extent required by applicable law, and (iii) that expenses incurred in connection with the group's activities would be borne by Marlton. The foregoing description of the Group Agreement is not complete and is qualified in its entirely by reference to the full text of the Group Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Transactions in Securities
99.1 Group Agreement, dated December 17, 2024.

## Signatures
- Marlton Partners, L.P.: /s/ James C. Elbaor, James C. Elbaor, Managing Member of Marlton, LLC, Investment Manager (04/15/2025)
- Marlton, LLC: /s/ James C. Elbaor, James C. Elbaor, Managing Member (04/15/2025)
- Elbaor James C.: /s/ James C. Elbaor, James C. Elbaor (04/15/2025)
- ATG Fund II LLC: /s/ Gabriel D. Gliksberg, Gabriel D. Gliksberg, Managing Member of ATG Capital Management, LLC, Managing Member (04/15/2025)
- ATG Capital Management, LLC: /s/ Gabriel D. Gliksberg, Gabriel D. Gliksberg, Managing Member (04/15/2025)
- Gabriel D. Gliksberg: /s/ Gabriel D. Gliksberg, Gabriel D. Gliksberg (04/15/2025)
- Aaron T. Morris: /s/ Aaron T. Morris, Aaron T. Morris (04/15/2025)